SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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POLICY ON ALLOCATION OF RESULTS

SUMMARY

1.	INTRODUCTION	2
2.	PURPOSE	2
3.	ASCERTAINMENT OF RESULTS	2
4.	ALLOCATION OF RESULTS	2
5.	Distribution OF DIVIDENDS and/or interest on net equity	4
6.	TERM OF EFFECTIVENESS AND RESPONSIBILITY	4

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POLICY ON ALLOCATION OF RESULTS

1.           INTRODUCTION

1.1.      This policy establishes the main terms and conditions to be observed in relation to allocating results ascertained in each financial year by Ambev S.A. (“Ambev” or “Company” and “Policy”, respectively).

1.2.      This Policy has been prepared based upon Law No. 6,404/76 and on the Company’s bylaws, taking into consideration the best corporate governance practices, and was approved by the Board of Directors of the Company.

2.           PURPOSE

2.1.      The main purpose of this Policy is to establish the rules and procedures related to the financial return attributed to the shareholders in the form of distribution of results, aiming at appropriately remunerating the shareholders and guaranteeing financial stability of the Company, in compliance with the legal requirements and according to cash generation needs and the need to make investments to appropriately fulfill its business purpose.

3.           ASCERTAINMENT OF RESULTS

3.1.      At the end of each financial year, the financial statements shall be prepared based upon the commercial bookkeeping of the Company, as provided in law.

3.1.1.         One year shall constitute the duration of the fiscal year, which shall end on the last day of December of each year.

3.1.2.         The Board of Directors of the Company may determine the preparation of half-yearly balance sheet or within shorter periods (“Interim Balance Sheets”).

4.           ALLOCATION OF RESULTS

4.1.      From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

4.1.1.         Over the amount ascertained as provided on item 4.1 above, the following shall be successively calculated:

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POLICY ON ALLOCATION OF RESULTS

(i)                  the statutory participation of the Company’s employees (bonus grant) up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

(ii)                the statutory participation (bonus grant) of the management, up to the maximum legal limit.

4.1.2.         Over the amount ascertained as provided on item 4.1 above, and up to the limit of ten percent (10%), a contribution for the purpose of meeting the charges of the assistance foundation for empoloyees and management of the Company and of its controlled companies may be further calculated with due regard for the rules established by the Board of Directors in that regard.

4.2.      The following allocations shall be made from the net income of the fiscal year, obtained after the deductions provided on items 4.1.1 and 4.1.2 above:

(i)          five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

(ii)        from the balance of the net profits of the year obtained subsequently to the deduction referred to in item “i” above and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay compulsory dividend to all shareholders of the Company from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item “i” above and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

(iii)      an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an investments reserve, with the purpose of financing the expansion of the activities of the Company and of controlled companies, including by means of subscription of capital increases or creation of new developments (“Investments’ Reserve”).

4.2.1.         The Investments’ Reserve may not exceed eighty percent (80%) of the corporate capital. Once such limit has been reached, the General Meeting shall decide upon the balance, proceeding with its distribution to the shareholders or increasing the corporate capital.

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POLICY ON ALLOCATION OF RESULTS

4.3.      The Board of Directors shall, with due regard for the provisions of this Policy, prepare a proposal for allocation of net profits of the year to be submitted to the General Meeting, which shall decide upon such allocation proposed.

5.           Distribution OF DIVIDENDS and/or interest on net equity

5.1.      Under the terms of section 4 of this Policy, in the event net profits are verified in the financial year, the amount corresponding to forty percent (40%) of the balance of the net profits of the year, as obtained subsequently to the deduction referred to in sub-item “i” of item 4.2 above, upon approval by the General Meeting, shall be annually distributed to the shareholders as payment of compulsory dividend of the relevant year.

5.1.1.         The Board of Directors may approve the distribution of dividends and/or interest on net equity based upon profits ascertained on Intermediary Balance Sheets, prepared under the terms of item 3.1.2 above, with due regard of the provisions of article 204 of Law No. 6,404/76.

5.1.2.         The Board of Directors may further, at any time, decide upon the distribution of intermediary dividends and/or interest on net equity to the account of accrued profits or of reserves of profits existing on the latest annual or half-yearly balance sheet.

5.1.3.         Intermediary dividends and interest on net equity shall always be deemed pre-payment of minimum compulsory dividend.

5.2.      The dividends attributed to the shareholders shall be paid within the legal deadlines and monetary readjustment and/or interest shall be applicable solely if determined on that regard on the occasion of their declaration.

5.3.      Dividends not received or claimed shall become precluded within three (3) years from the date on which they have been made available to the shareholder and shall revert in benefit of the Company.

6.           TERM OF EFFECTIVENESS AND RESPONSIBILITY

6.1.      This Policy shall become effective on the date of its approval by the Board of Directors of the Company and may solely be amended upon resolution and approval by the Board of Directors.

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POLICY ON ALLOCATION OF RESULTS

6.1.1.         The Board of Directors may, whenever deemed necessary thereby, review and approve the amendment to this Policy, according to amendments to the by-laws, legislations or regulations to which the Company is subject.

6.2.      Any omissions in this Policy shall be resolved by the Board of Directors.

6.3.      Subsequently to the approval by the Board of Directors, this Policy shall be internally disclosed by the Company to those responsible for its implementation and one copy hereof shall be filed with the Legal Executive Board of the Company.

6.4.      The Financial Executive Board of the Company shall be responsible for implementing procedures to guarantee compliance with this Policy.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer